Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on April 23, 2025.

ASX ANNOUNCEMENT 23 April 2025 Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978 sayonamining.com.au Amendment to Merger Agreement with Piedmont Lithium Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) provides an update on the proposed transaction with Piedmont Lithium Inc. (“Piedmont Lithium”) (NASDAQ:PLL, ASX:PLL) (see announcement on 19 November 2024) (the “Transaction”) that will combine the two companies to create a leading hard rock lithium business. On 23 April 2025, Sayona and Piedmont Lithium entered into an amendment to the agreement and plan of merger governing the Transaction (the “Amendment”). The Amendment, among other things, provides for the following: • Sayona seeking approval of Sayona’s shareholders to consolidate Sayona’s shares at a ratio of 150:1 and, subject to such approval being obtained, the implementation of such consolidation prior to completion of the Transaction; • An updated exchange ratio of 3.5133 Sayona shares for each Piedmont Lithium share if the consolidation is effected prior to completion of the Transaction (compared to an exchange ratio of 527 Sayona shares for each Piedmont Lithium share if there were no consolidation); • That one Sayona’s American Depositary Share (“ADS”) to be issued in the Transaction will represent 1,500 Sayona shares pre-share consolidation or 10 Sayona shares post-share consolidation; • Sayona seeking the approval of Sayona’s shareholders to change the Company’s name to Elevra Lithium Limited and, if approved, Sayona’s shares trading on the ASX under the ticker symbol “ELV” and Sayona’s ADSs trading on Nasdaq under the ticker symbol “ELVR”; • Sayona seeking the ratification by Sayona’s shareholders of the issuance of 1.25 billion Sayona shares in the equity financing consummated in November 2024 following signing of the merger agreement for the Transaction; and • Sayona seeking the approval of Sayona’s shareholders to increase the total maximum aggregate Directors’ fees payable to Non-Executive Directors to reflect the larger Board composition post completion of the Transaction. A copy of the Amendment is attached to this announcement. Announcement authorised for release by Mr. Lucas Dow, Managing Director and CEO of Sayona Mining Limited. For more information, please contact: Andrew Barber Director of Investor Relations Ph: +61 7 3369 7058 Email: ir@sayonamining.com.au For more information, please visit us at: www.sayonamining.com.au Additional Information and Where to Find It In connection with the proposed Transaction, Sayona intends to send its shareholders a notice of meeting and explanatory materials ahead of the Extraordinary General Meeting of Sayona’s shareholders, and Sayona encourages its shareholders to review those materials in full. Sayona will also file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and

2 Sayona Mining Limited Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

Execution Version ACTIVE 508204784.3 AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is dated as of April 22, 2025, and is among Sayona Mining Limited, an Australian public company limited by shares (“Shock”), Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Shock (“Merger Sub”), and Piedmont Lithium Inc., a Delaware corporation (“Power”). RECITALS WHEREAS, Shock, Merger Sub and Power are parties to that certain Agreement and Plan of Merger, dated as of November 18, 2024 (the “Merger Agreement”); WHEREAS, Shock and Power agreed in the Merger Agreement to cooperate in good faith to determine whether the Shock Ordinary Shares should be consolidated, and whether Shock should be renamed; WHEREAS, the Parties desire to enter into this Amendment No. 1 to amend the Merger Agreement to, among other things, try to effect the Shock Share Consolidation (as defined below) before the Effective Time, and make other changes to the Merger Agreement; WHEREAS, the amendments to the definition of “Exchange Ratio” in Section 1.1 of the Merger Agreement contemplated by this Amendment are in furtherance of, and consistent with, Section 3.1(c) of the Merger Agreement; and WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein; NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Amendment, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Shock, Merger Sub and Power agree as follows: AGREEMENT Section 1. Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement. Section 2. Amendments to the Merger Agreement. (a) The Parties hereby amend and restate the definitions of “Exchange Ratio”, “Nasdaq” and “Shock Ancillary Shareholder Matters” in Section 1.1 of the Merger Agreement to read as follows: ““Exchange Ratio” means (a) if the Shock Share Consolidation Effective Time has not occurred prior to the Effective Time, 527, and (b) if the Shock Share Consolidation Effective Time has occurred prior to the Effective Time, 3.5133.”;

ACTIVE 508204784.3 2 ““Nasdaq” means The Nasdaq Stock Market LLC.”; and ““Shock Ancillary Shareholder Matters” means each of the matters set forth in Annex D.”. (b) The Parties hereby amend Section 1.1 of the Merger Agreement to add the following definitions in the alphabetical order: ““Conditions Satisfaction Date” means the date on which all of the conditions set forth in Article VII have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date).”; ““Shock Share Consolidation” means the consolidation of equity securities of Shock, including Shock Ordinary Shares, in accordance with Section 254H of the Corporations Act, at a ratio of 150:1, whereby, on an as converted fully-diluted basis, 150 Shock Ordinary Shares shall be converted into one Shock Ordinary Share, with any resulting fractional shares otherwise held by a shareholder of Shock rounded up to the nearest whole share.”; ““Shock Share Consolidation Effective Time” means the time Shock’s shareholders’ register has been updated to reflect the Shock Share Consolidation, or such earlier time with effect on and from which, in accordance with applicable Law or the practices of the ASX, the Shock Ordinary Shares issuable in the Merger are to be treated as issued and outstanding on a post-Shock Share Consolidation basis, and references to the Shock Share Consolidation being effected shall be construed accordingly.”; and ““Target Closing Date” means (a) if the Shock Share Consolidation has not been approved by the shareholders of Shock at the Shock Extraordinary General Meeting, the date that is the fifth (5th) Business Day following the Conditions Satisfaction Date or (b) if the Shock Share Consolidation has been approved by the shareholders of Shock at the Shock Extraordinary General Meeting, the date that is the earlier of (i) the later of (A) the second (2nd) Business Day following the date on which Shock’s shareholder’s register has been updated to reflect the Shock Share Consolidation, and (B) the second (2nd) Business Day following the Conditions Satisfaction Date, and (ii) the twentieth (20th) Business Day following the Conditions Satisfaction Date; provided, in each case of the foregoing clauses (a) and (b), that (1) if the Conditions Satisfaction Date has occurred on or before July 24, 2025, then the Target Closing Date shall be the earlier of (x) the date determined pursuant to the foregoing clause (a) or (b), as applicable, and (y) July 25, 2025, and (2) if the Conditions Satisfaction Date has occurred on or after July 25, 2025, but on or before August 17, 2025, then the Target Closing Date shall be the earlier of (x) the date determined pursuant to the foregoing clause (a) or (b), as applicable, and (y) August 18, 2025.”.

ACTIVE 508204784.3 3 (c) The Parties hereby amend Section 2.2(a) of the Merger Agreement to read in its entirety as follows: “(a) The closing of the Merger (the “Closing”), shall take place no later than 5:00 p.m. (New York, New York time) on the Target Closing Date, or such other date and time as Shock and Power may agree in writing. The Closing shall be held at the offices of Baker Botts L.L.P. in New York, New York, or such other place as Shock and Power may agree in writing, or shall take place electronically by the mutual exchange of electronic (e.g., DocuSign or similar) or portable document format (.PDF) signatures. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.”. (d) The Parties hereby amend Section 2.6(a) of the Merger Agreement to delete the following sentence in its entirety: “At the Effective Time, Shock shall cause the Shock Board to have separate nomination committee and remuneration committee.”. (e) The Parties hereby amend and restate Section 2.7 of the Merger Agreement to read in its entirety as follows: “2.7 Name and Trading Symbol. (a) The Parties shall, subject to the requisite approval by the shareholders of Shock at the Shock Extraordinary General Meeting, cooperate in good faith to have Shock change its name to Elevra Lithium Limited. (b) If the change of Shock’s name to Elevra Lithium Limited is approved by the shareholders of Shock at the Shock Extraordinary General Meeting, then the Parties shall cooperate in good faith so that (i) the ticker symbol for Shock Ordinary Shares on the ASX shall be ELV and (ii) the ticker symbol for Shock ADSs on Nasdaq shall be ELVR. (c) If the change of Shock’s name to Elevra Lithium Limited is not approved by the shareholders of Shock at the Shock Extraordinary General Meeting, then the ticker symbol for Shock Ordinary Shares on the ASX shall remain SYA, and the Parties shall cooperate in good faith so that the ticker symbol for Shock ADSs on Nasdaq shall be SYAM or SYAL, or, in each case, such other ticker symbol or symbols as Shock and Power may agree.”. (f) The Parties hereby amend the first sentence of Section 3.2(a) of the Merger Agreement by adding “representing such number of Shock Ordinary Shares,” after “Shock ADSs” and before “as applicable”. (g) The Parties hereby amend and restate clause (ii) of the second sentence of Section 3.3(a) of the Merger Agreement to read in its entirety as follows: “(ii) authorize for issuance and distribution in accordance with Section 3.3(b)(iv) to the holders of Eligible Shares entitled to receive the Shock Ordinary Share Consideration, a number of Shock Ordinary Shares constituting at least the amount

ACTIVE 508204784.3 4 necessary to satisfy the payment of the Merger Consideration to such holders pursuant to this Article III, and”. (h) The Parties hereby amend and restate Section 3.3(b)(iv) of the Merger Agreement to read in its entirety as follows: “(iv) Power CDIs. With respect to the Power CDIs representing Eligible Shares, Shock shall issue to holders of Power CDIs the Shock Ordinary Shares in the amounts determined pursuant to Sections 3.1(b)(i)(A) and 3.3(h) not later than on the Business Day immediately following the Closing Date and shall procure the delivery of such Shock Ordinary Shares in accordance with the ASX Settlement Rules.”. (i) The Parties hereby amend the first sentence of Section 5.2(c) of the Merger Agreement by adding “or (z) the Shock Share Consolidation,” after “in accordance with their terms,” and before “there are no outstanding”. (j) The Parties hereby delete the first sentence of Section 6.6(b) of the Merger Agreement in its entirety. (k) The Parties hereby amend Section 6.6 of the Merger Agreement by adding the following subsection (g): “(g) If the Shock Share Consolidation is approved by the shareholders of Shock at the Shock Extraordinary General Meeting in accordance with applicable Law and the Organizational Documents of Shock, the Parties shall cooperate in good faith to effect the Shock Share Consolidation prior to the Effective Time.”. (l) The Parties hereby amend and restate clause (A)(i) of the second sentence of Section 6.19 of the Merger Agreement to read in its entirety as follows: “that each Shock ADS under the ADR Facility shall represent and be exchangeable for (x) if the Shock Share Consolidation has not been effected prior to the Effective Time, 1,500 Shock Ordinary Shares, (y) if the Shock Share Consolidation has been effected prior to the Effective Time, ten Shock Ordinary Shares, or, (z) in each case of (x) and (y), such other number of Shock Ordinary Shares as determined by Shock, taking into account the Nasdaq listing rules requirements, subject to the approval of Power (such approval not to be unreasonably withheld)”. (m) The Parties hereby amend the Merger Agreement by adding an Annex D thereto, in the form attached to this Amendment as Annex D. Section 3. Remainder of the Merger Agreement. Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which shall continue to be in full force and effect. The Parties agree that this Amendment is not intended to, and does not, modify, alter or amend the intended relative ownership of Shock Ordinary Shares and Shock ADSs pursuant to the Merger Agreement

ACTIVE 508204784.3 5 (disregarding this Amendment) immediately following the Effective Time by (a) holders of Shock Ordinary Shares immediately prior to the Effective Time, taken together as a group, on the one hand, and (b) holders of Power Common Stock and Power CDIs immediately prior to the Effective Time, taken together as a group, on the other hand. Unless the context otherwise requires, after the execution and delivery of this Amendment, any reference in the Merger Agreement to “this Agreement” shall mean the Merger Agreement as amended hereby. Section 4. General Provisions. The provisions of Article IX of the Merger Agreement are incorporated by reference into this Amendment and will apply mutatis mutandis to this Amendment. [Signature Pages Follow]

ACTIVE 508204784.3 ANNEX D Shock Ancillary Shareholder Matters (a) issuance of Shock Ordinary Shares under the Closing Equity Raise; (b) the Shock Share Consolidation; (c) change of the name of Shock to Elevra Lithium Limited; (d) if determined appropriate by Shock, ratification of the prior issue of 1,250,000,000 Shock Ordinary Shares issued under the Shock Equity Raise; and (e) if determined appropriate by Shock, the increase of the total maximum aggregate directors’ fees payable to non-executive directors of Shock.